Exhibit 3.7

RESTATED CERTIFICATE OF INCORPORATION
OF
KC HEDGING CORP.

KC Hedging Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1.             The original Certificate of Incorporation was filed with the Secretary of State on May 24, 1994.  The original name of the corporation was KC Hedging Corp., and is being changed to KC Distance Learning, Inc. by this instrument.

2.             The following Restated Certificate of Incorporation was duly proposed by the corporation’s Board of Directors pursuant to the applicable provisions of Section 242 and Section 245 of the General Corporation Law of the State of Delaware.  In lieu of a meeting of the sole stockholder, written consent has been given for the adoption of said Restated Certificate of Incorporation and the amendments to be made thereby pursuant to the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

ARTICLE 1.  NAME

The name of this corporation is KC Distance Learning, Inc.

ARTICLE 2.  REGISTERED OFFICE AND AGENT

The address of the initial registered office of this corporation is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, State of Delaware 19801, and the name of its initial registered agent at such address is The Corporation Trust Company.

ARTICLE 3.  PURPOSES

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE 4.  SHARES

The total authorized stock of the corporation shall consist of 1,000,000 shares of common stock having a par value of $.01 per share.

ARTICLE 5.  BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, subject to the power of the stockholders to amend or repeal such

Bylaws.  The stockholders shall also have the power to adopt, amend or repeal the Bylaws for this corporation.

ARTICLE 6.  ELECTION OF DIRECTORS

Written ballots are not required in the election of Directors.

ARTICLE 7.  AMENDMENTS TO CERTIFICATE OF INCORPORATION

This corporation reserves the right to amend or repeal any of the provisions contained in this Certificate of Incorporation in any manner now or hereafter permitted by law, and the rights of the stockholders of this corporation are granted subject to this reservation.

ARTICLE 8.  LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of this corporation shall not be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  Any amendment to or repeal of this Article 8 shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE 9.  ACTION BY STOCKHOLDERS WITHOUT A MEETING

Any action which could be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by the holders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

KC HEDGING CORP., a Delaware
Dated: June 9, 2000	corporation

	By:	/s/ Eva M. Kripalani
Eva M. Kripalani, Vice President
and Secretary